EXHIBIT 11

AIRGAS, INC.

EARNINGS PER SHARE CALCULATIONS

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(In thousands, except per share amounts)	2003	2002	2003	2002

Weighted Average Shares Outstanding:
Basic shares outstanding	73,000	70,600	72,500	70,300
Stock options and warrants – incremental shares	1,900	1,700	1,900	1,800

Diluted shares outstanding	74,900	72,300	74,400	72,100

Net earnings	$20,891	$16,696	$58,532	$49,940

Basic earnings per share	$0.29	$0.24	$0.81	$0.71

Diluted earnings per share	$0.28	$0.23	$0.79	$0.69